Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2007	Three months ended September 30, 2007	Year Ended December 31,
			2006	2005	2004	2003	2002
			($ in millions)
Earnings:
Income from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$4,013	$1,223	$4,716	$4,488	$3,338	$1,948	$30
Undistributed income (loss) of investees accounted for under the equity method	268	82	101	306	116	94	(37)
Interest capitalized	—	—	—	—	—	—	8

Adjusted earnings	3,745	1,141	4,615	4,182	3,222	1,854	59

Add fixed charges:
Interest credited to policyholders’ account balances	2,388	820	2,917	2,699	2,359	1,857	1,869
Gross interest expense(1)	1,057	364	1,161	775	492	403	435
Interest component of rental expense	45	15	58	64	66	103	150

Total fixed charges	3,490	1,199	4,136	3,538	2,917	2,363	2,454

Total earnings plus fixed charges	$7,235	$2,340	$8,751	$7,720	$6,139	$4,217	$2,513

Ratio of earnings to fixed charges	2.07	1.95	2.12	2.18	2.10	1.78	1.02

(1)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.